UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 6, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG 14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    A news release dated September 2, 2010 entitled ‘Vodafone and Samsung launch the Android-Powered Tablet, GALAXY Tab – Samsung GALAXY Tab provides a galaxy of possibilities on the go’

2.                                    A news release dated September 28, 2010 entitled ‘Vodafone’s own-brand handset range updated for Christmas’

3.                                    Stock Exchange Announcement dated September 2, 2010 entitled ‘Transaction in Own Securities’

4.                                    Stock Exchange Announcement dated September 3, 2010 entitled ‘Transaction in Own Securities’

5.                                    Stock Exchange Announcement dated September 7, 2010 entitled ‘Transaction in Own Securities’

6.                                    Stock Exchange Announcement dated September 8, 2010 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated September 9, 2010 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated September 10, 2010 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated September 13, 2010 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated September 14, 2010 entitled ‘Transaction in Own Securities’

11.                            Stock Exchange Announcement dated September 15, 2010 entitled ‘Transaction in Own Securities’

12.                            Stock Exchange Announcement dated September 16, 2010 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated September 16, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.                            Stock Exchange Announcement dated September 17, 2010 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated September 20, 2010 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated September 21, 2010 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated September 22, 2010 entitled ‘Transactions in Own Securities’

18.                            Stock Exchange Announcement dated September 23, 2010 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated September 24, 2010 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated September 28, 2010 entitled ‘Transactions in Own Securities’

21.                            Stock Exchange Announcement dated September 29, 2010 entitled ‘Transactions in Own Securities’

22.                            Stock Exchange Announcement dated September 30, 2010 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

23.                            Stock Exchange Announcement dated October 1, 2010 entitled ‘Transaction in Own Securities – Close Period Share Purchases’

2 September, 2010

Vodafone and Samsung launch the Android-Powered Tablet, GALAXY Tab

Samsung GALAXY Tab provides a galaxy of possibilities on the go

Berlin, Germany, September 2nd, 2010 – Samsung Electronics Co., Ltd, a global leader in mobile technology, and Vodafone, one of the world’s largest mobile communications companies by revenue, today announced the launch of the Samsung GALAXY Tab (Model: GT-P1000). Powered by Android Operating System 2.2, the GALAXY Tab is the first tablet, ‘smart media device’ by Samsung.

The GALAXY Tab will start selling in October in the majority of Vodafone’s European markets and through several partner networks, as well as in a number of other Vodafone markets worldwide.

“Vodafone’s aim is to offer all customers new and attractive ways to enjoy mobile data, on the move, across a variety of devices,” said Patrick Chomet, Group Director of Terminals at Vodafone. “Adding tablets as part of our device range is a natural next step that gives customers an alternative way to enjoy great content and internet services. The GALAXY Tab is another showcase for Samsung’s innovation capabilities and we’re pleased to be introducing this across a number of our markets”.

DJ Lee, Senior Vice President and Head of Sales & Marketing Team of Mobile Communications Business, Samsung Electronics, said “I am very excited to introduce Samsung GALAXY Tab with Vodafone. Thanks to Vodafone’s strong promotion and co-marketing with us, Samsung GALAXY Tab can be an outstanding smart media device to lead a new media revolution. With GALAXY Tab, users enjoy full web browsing with flash 10.1 support, reading eBooks, newspapers, or magazines, and watching HD videos on the large enough 7-inch display while on the move. Furthermore, it is still compact enough to carry everywhere.”

Samsung GALAXY Tab (GT-P1000) Product Specifications

Network	2.5G(GSM/ GPRS/ EDGE) : 850 / 900 / 1800 / 1900 MHz
3G (HSUPA 5.76Mbps, HSDPA7.2 Mbps) : 900 / 1900 / 2100 MHz
OS	Android 2.2 (Froyo)
Display	7.0 inch TFT-LCD, WSVGA (1024 x 600)
Processor	Cortex A8 1.0GHz Application Processor with PowerVR SGX540
Camera	3 MP Camera with Auto Focus and LED Flash
1.3MP front camera for Video Telephony
Value-added Features	Android MarketTM and Samsung Apps for more applications and contents
Readers Hub, Media Hub*, Music Hub*, Social Hub*
*Availability will be decided by market preference.
Adobe Flash 10.1 player support
Full HD video playback, Thinkfree Office, Swype, Hybrid Widget
Connectivity	30 pin connector / micro SD
WiFi 802.11n / Bluetooth 3.0

Memory	16GB / 32GB internal memory, upto 32GB external memory slot
RAM: 512MB

Size	190.09 x 120.45 x 11.98mm, 380g
Battery	4,000mAh (7 hour movie play)

* All functionality, features, specifications and other product information provided in this document including, but not limited to, the benefits, design, pricing, components, performance, availability, and capabilities of the product are subject to change without notice or obligation.

*Android, Android Market, Google, Google Search, Gmail, and Google Maps are trademarks of Google,Inc

More details on product and multimedia contents is available at www.galaxytab.samsungmobile.com/press

For further information:

Vodafone Group Media Relations

Tel: +44 (0) 1635 664444

Samsung Media Relations

Sophia Kim

Tel: +82 31 277 1074

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 347 million proportionate customers as at 30 June 2010. Vodafone currently has equity interests in over 30 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com.

About Samsung Electronics Co., Ltd.

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2009 consolidated sales of US$116.8 billion. Employing approximately 188,000 people in 185 offices across 65 countries, the company consists of eight independently operated business units: Visual Display, Mobile Communications, Telecommunication Systems, Digital Appliances, IT Solutions, Digital Imaging, Semiconductor and LCD. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com.

28 September, 2010

VODAFONE’S OWN-BRAND HANDSET RANGE UPDATED FOR CHRISTMAS

•                  Vodafone 553 brings high-end smartphone design to affordable pre-pay handset

•                  Vodafone 945 boosts Vodafone’s market-leading Android range

•                  Design collaboration with high-street fashion label Miss Sixty gives Vodafone 543 a makeover

Vodafone today announces the launch of three new phones to its popular own-brand handset range. The Vodafone 553 qwerty side-slider, the Vodafone 945 Android smartphone and the refreshed Vodafone 543 are all due in store in time for the busy Christmas sales period.

Vodafone 553

The Vodafone 553 taps into the touchscreen with qwerty side-slider trend that is currently popular in high-end smartphone design. The 2.8” rotatable touchscreen and keyboard give the customer the choice to use their phone to suit their communication needs – be it sending a quick text message, or a having longer catch-up with friends online.

The 553 is an ideal phone for email, messaging and mobile internet. It comes with Opera Mini 5.0 for mobile internet browsing, and just one tap from the start-up screen takes the user straight to email or to leading social networking sites including Facebook, Twitter, Windows Live Messenger, Google Talk and Yahoo! Messenger. The phone is powered by Vodafone’s 360 People – an address book which brings a customer’s various online contact lists together in one place and makes them available both on the phone and automatically backed up and in sync at www.360.com.

The phone is packed with other great features too, including a 2MP camera with digital zoom, Bluetooth, FM radio, media player and Micro SD card slot for up to 8 GB of extra memory.

The phone comes in black, white, silver or pink, and will be available on pre-pay tariffs in most European Vodafone markets.

Vodafone 945

Following in the footsteps of the popular Vodafone 845 launched in April 2010, the 945 is Vodafone’s second, very competitively priced own-brand Android smartphone.

The handset offers customers a best-in-class mobile internet experience and comes with all the services and features you would expect from a high-end handset: Android 2.1 software; access to Marketplace and its tens of thousands of apps; Vodafone Music services and its catalogue of over 2 million DRM-free tracks; a 3.2” capacitive multi-touch screen with haptic feedback; a 5MP camera with flash; WiFi and 300MB of built-in memory that can be built up to 32GB with a Micro SD card.

Available in black or silver, the Vodafone 945 is a handset with a contemporary feel – both in terms of design and the services and features it offers.

Vodafone 543

Vodafone has collaborated with leading high-street fashion brand Miss Sixty to update the Vodafone 543 with exclusive customised covers and phone accessories designed in colourful, on-trend graphics, all of which are reflective of the Miss Sixty brand. The Vodafone 543, launched in April 2010, has a 2.4” touch screen and runs Opera Mini 5.0 for mobile internet browsing. The phone also comes with Vodafone’s innovative pre-pay balance indicator – an always-on display of how much credit the customer has left to use.

Patrick Chomet, Group Director of Terminals at Vodafone Group said, “We work hard to take the best, most relevant and exciting market trends and make them available at a great price to customers across the Vodafone footprint. In this instance, we’ve developed the Vodafone 553 and 945 to give customers affordable, fast access to the mobile internet data services that are seeing such growth in popularity – in fact, within two years we expect to see 70% of our mature market sales going to smartphones.”

- ends -

Note to editors:

1.            Download the ‘Vodafone Devices Autumn 2010’ brochure as well as a range of handset images here: http://www.vodafone.com/start/media_relations/news/group_press_releases/2010/vodafone_devices.html

2.            For more information about the Vodafone 553, visit: http://www.vodafone.com/vodafone553

3.            Specific pre-loaded features on the Vodafone 553 will vary on a market-by-market basis depending on local market conditions and customer need. Local markets will confirm the specification in due course.

4.            Over 26 million own-brand handsets have been sold since launch.

About Vodafone:

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 347 million proportionate customers as at 30 June 2010. Vodafone currently has equity interests in over 30 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

For further information:

Vodafone Group Media Relations

Tel: +44 (0) 1635 664444

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 September 2010

Number of ordinary shares transferred:	361,159

Highest transfer price per share:	153.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,062,033,152 of its ordinary shares in treasury and has 52,747,986,507 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 September 2010

Number of ordinary shares transferred:	2,397,769

Highest transfer price per share:	157.15p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,059,635,383 of its ordinary shares in treasury and has 52,750,384,276 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 September 2010

Number of ordinary shares transferred:	505,909

Highest transfer price per share:	158p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,059,129,474 of its ordinary shares in treasury and has 52,750,990,185 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 September 2010

Number of ordinary shares transferred:	637,195

Highest transfer price per share:	159p

Lowest transfer price per share:	159p

Following the above transfer, Vodafone holds 5,058,492,279 of its ordinary shares in treasury and has 52,751,627,380 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 September 2010

Number of ordinary shares transferred:	393,328

Highest transfer price per share:	159.8p

Lowest transfer price per share:	159.8p

Following the above transfer, Vodafone holds 5,058,098,951 of its ordinary shares in treasury and has 52,752,020,708 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 September 2010

Number of ordinary shares transferred:	404,483

Highest transfer price per share:	159.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,057,694,468 of its ordinary shares in treasury and has 52,752,425,191 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 September 2010

Number of ordinary shares transferred:	220,241

Highest transfer price per share:	159.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,057,474,227 of its ordinary shares in treasury and has 52,752,645,432 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 September 2010

Number of ordinary shares transferred:	137,722

Highest transfer price per share:	159.45p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,057,336,505 of its ordinary shares in treasury and has 52,752,783,154 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 September 2010

Number of ordinary shares transferred:	506,546

Highest transfer price per share:	160.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,056,829,959 of its ordinary shares in treasury and has 52,753,289,700 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 September 2010

Number of ordinary shares transferred:	84,245

Highest transfer price per share:	160.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,056,745,714 of its ordinary shares in treasury and has 52,753,373,945 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 September 2010 by Computershare Trustees Limited that on 10 September 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 160.55p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Wendy Becker	156
Michel Combes*	156
Andrew Halford*	156
Matthew Kirk	156
Ronald Schellekens	156

*Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Further to the announcement of Vodafone Group Plc (“Vodafone”) on 7 September 2010 regarding the sale of Vodafone’s 3.2% interest in China Mobile (the “transaction”), Vodafone announces today that it has commenced a £2.8bn share repurchase programme in order to return approximately 70% of the resulting net proceeds from the transaction to its shareholders. Vodafone has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	16 September 2010

Number of ordinary shares purchased:	8,500,000

Highest purchase price paid per share:	160.30p

Lowest purchase price paid per share:	158.20p

Volume weighted average price per share:	159.13732p

Vodafone intends to hold the purchased shares in treasury.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 September 2010

Number of ordinary shares transferred:	280,118

Highest transfer price per share:	159.95p

Lowest transfer price per share:	159.95p

Following both the above transactions, Vodafone holds 5,064,965,596 of its ordinary shares in treasury and has 52,745,154,063 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	17 September 2010

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	161.85p

Lowest purchase price paid per share:	160.1p

Volume weighted average price per share:	161.19883p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 30,500,000 shares at a cost (including dealing and associated costs) of £49,245,167

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 September 2010

Number of ordinary shares transferred:	247,072

Highest transfer price per share:	161.05p

Lowest transfer price per share:	161.05p

Following both the above transactions, Vodafone holds 5,086,718,524 of its ordinary shares in treasury and has 52,723,401,135 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	20 September 2010

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	163.85p

Lowest purchase price paid per share:	161.2p

Volume weighted average price per share:	162.3517p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 41,500,000 shares at a cost (including dealing and associated costs) of £67,196,720

Following the purchase of these shares, Vodafone holds 5,097,718,524 of its ordinary shares in treasury and has 52,712,401,135 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.

Ordinary Shares

Date of purchase:	21 September 2010

Number of ordinary shares purchased:	10,900,000

Highest purchase price paid per share:	164.95p

Lowest purchase price paid per share:	163.5p

Volume weighted average price per share:	164.2997p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 52,400,000 shares at a cost (including dealing and associated costs) of £85,198,513

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 September 2010

Number of ordinary shares transferred:	1,253,870

Highest transfer price per share:	160.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,107,364,654 of its ordinary shares in treasury and has 52,702,755,005 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	22 September 2010

Number of ordinary shares purchased:	9,800,000

Highest purchase price paid per share:	163.7p

Lowest purchase price paid per share:	160.8p

Volume weighted average price per share:	162.30763p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 62,200,000 shares at a cost (including dealing and associated costs) of £101,187,374.

Following the purchase of these shares, Vodafone holds 5,117,164,654 of its ordinary shares in treasury and has 52,692,955,005 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	24 September 2010

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	161.7p

Lowest purchase price paid per share:	160.25p

Volume weighted average price per share:	161.0404p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 83,200,000 shares at a cost (including dealing and associated costs) of £135,181,715.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 September 2010

Number of ordinary shares transferred:	2,332,442

Highest transfer price per share:	164p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,135,832,212 of its ordinary shares in treasury and has 52,674,287,447 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	27 September 2010

Number of ordinary shares purchased:	7,100,000

Highest purchase price paid per share:	161.45p

Lowest purchase price paid per share:	159.9318p

Volume weighted average price per share:	160.16229p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 90,300,000 shares at a cost (including dealing and associated costs) of £146,612,371.

Following the purchase of these shares, Vodafone holds 5,142,932,212 of its ordinary shares in treasury and has 52,667,187,447 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.

Ordinary Shares

Date of purchase:	28 September 2010

Number of ordinary shares purchased:	11,500,000

Highest purchase price paid per share:	159.8p

Lowest purchase price paid per share:	158.05p

Volume weighted average price per share:	158.36573p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 101,800,000 shares at a cost (including dealing and associated costs) of £164,919,133.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 September 2010

Number of ordinary shares transferred:	311,091

Highest transfer price per share:	161.8p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,154,121,121 of its ordinary shares in treasury and has 52,655,998,538 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	29 September 2010

Number of ordinary shares purchased:	13,600,000

Highest purchase price paid per share:	161.2p

Lowest purchase price paid per share:	158.05p

Volume weighted average price per share:	159.2905p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 115,400,000 shares at a cost (including dealing and associated costs) of £186,695,293.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 September 2010

Number of ordinary shares transferred:	9,683

Highest transfer price per share:	159.05p

Lowest transfer price per share:	92.99p

Following the above transactions, Vodafone holds 5,167,711,438 of its ordinary shares in treasury and has 57,810,119,659 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,642,408,221 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,642,408,221. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SHARES

VODAFONE GROUP PLC

CLOSE PERIOD SHARE PURCHASES

Vodafone Group Plc (‘Vodafone’) announces today that on 30 September 2010 it gave irrevocable instructions to Deutsche Bank AG London, Citigroup Global Markets U.K. Equity Limited, J.P. Morgan Cazenove and UBS Limited to purchase Vodafone shares on Vodafone’s behalf during the period from 1 October 2010 until the publication of Vodafone’s half-year financial report which is due to be announced on 9 November 2010 (the ‘Close Period’). The purchase of shares in the Close Period pursuant to the irrevocable instructions will be effected in accordance with the authority granted to Vodafone at its Annual General Meeting on 27 July 2010.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 6 October, 2010	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary